January 13, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Moog Inc.
Form 10-K for the Fiscal Year Ended October 2, 2010
Filed December 1, 2010
Definitive 14A Filed December 20, 2010
File No. 001-05129

Dear Ms. Long:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission dated January 5, 2011 regarding our Form 10-K for the fiscal year ended October 2, 2010 filed December 20, 2010 and our Definitive 14A filed December 20, 2010.

The purpose of this letter is to confirm our understanding, based on our phone correspondence with Sherry Haywood on January 12, 2011, that you have agreed to our request for an extension to February 25, 2011 to respond to your comments. The primary reason for our request for additional time is the availability of key members of management who will be contributing to our responses.

If you have any questions, please contact me at 716-652-2000.

Sincerely,

Donald R. Fishback

Donald R. Fishback
Vice President and Chief Financial Officer